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                                                                      Exhibit 14

                         CORE MOLDING TECHNOLOGIES, INC.
                       CODE OF CONDUCT AND BUSINESS ETHICS


         In order for Core Molding Technologies to maximize the achievement of its business goals, certain standards of conduct are expected and required of every employee of the company. This Code of Conduct and Business Ethics is to be used as a guideline for employees of Core Molding Technologies in the conduct of their business within the company. It is expected that each employee will follow both the words and intent of the items included. This will ensure that Core Molding Technologies conducts its business at the highest level of business ethics and in accordance with all applicable governmental laws, rules and regulations. As a guideline, this code is not intended to be all-inclusive, but to set the level of standards of conduct expected of each employee. Each employee will receive a copy of the document and will be asked to sign for its receipt and agreement of compliance with its principles.

         All employees shall conduct themselves in an appropriate, honest and ethical manner, which reflects favorably on Core Molding Technologies. As representatives of Core Molding Technologies, our employees should demonstrate exemplary conduct and any behavior that reflects negatively on the Company, should be avoided.

         Core Molding Technologies employees are expected to conduct themselves in an honest and truthful manner. Dishonesty in the course of employment, including stealing, lying, falsifying documents or any similar conduct is strictly prohibited. Employees must not prepare or issue on behalf of Core Molding Technologies, false and misleading reports concerning the company's operating results or financial performance. Employees are expected to promote the full, fair, accurate, timely and understandable disclosure in reports and documents filed with the SEC, and in other public communications.

         Core Molding Technologies employees are prohibited from receiving any cash payment from any supplier, potential supplier or customer for any reason. It is understood that the giving of nominal gifts by suppliers, customers and others may be appropriate, especially during holiday seasons. Appropriate gifts may be accepted by employees if the gift is not of significant value that would influence purchasing or other business decisions, or give the perception of influence.

         Core Molding Technologies employees will not misappropriate any Company funds. A false expense report would be an example of a misappropriation of Company funds. Employees will not transact personal business on Company premises or on Company time, or use Core Molding Technologies' property and supplies for non-Company related purposes, other than incidental activities or use. All Employee use of company provided computers, systems and software must comply with the Company's Information Technology Policy.

         Core Molding Technologies must at all times be prepared fully to disclose all facts and circumstances known to it regarding any transaction. Any certifications or statements required by the United States or any other government must be made truthfully. Misstatements will not be tolerated. This policy must be clearly and effectively communicated to all employees concerned on an annual basis to ensure compliance. Any employee found to be in violation will be subject to severe disciplinary action.


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         AS AN EMPLOYEE OF CORE MOLDING TECHNOLOGIES, I UNDERSTAND THAT I HAVE A
RESPONSIBILITY TO PROMPTLY REPORT ANY ACTIONS BY ANY COMPANY EMPLOYEE THAT I BELIEVE TO BE IN CONFLICT WITH THESE GUIDELINES.

           Any employee who would like to discuss or report any such activity should contact their local Human Resource Manager, Facility Manager or if uncomfortable with contacting their local management representatives, may directly contact Mr. Jim Simonton, President & C.E.O. at 614-870-5014 or by mail at 800 Manor Park Drive, Columbus, Ohio 43228 or use the company's anonymous whistle blower hotline at 1-866-764-6462. Any such reports will be handled in a confidential manner and employees filing such reports can be confident that there will be no retaliation for filing an accurate report of such activity.

I have read and understand the contents of Core Molding Technologies' Code of Conduct and Business Ethics and agree to abide by the guidelines set forth. I understand that violations of any portion of these guidelines will subject me to disciplinary action on the part of Core Molding Technologies up to and including termination.


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Employee Signature                          Date